
07003677

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66607

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oberon Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

79 Madison Avenue
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASHINGTON

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elad Epstien 212-386-7051
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gideon Adler & Co
(Name – *if individual, state last, first, middle name*)

1903 Maple Avenue	Fair Lawn	NJ	07410
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edward Epstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oberon Securities LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

GILDA E. BENJAMIN
Commissioner of Deeds
City of New York, No. 3-6866
Certificate filed in New York County
Commission Expires September 1, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OBERON SECURITIES, LLC

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2006

TOGETHER WITH AUDITOR'S REPORT

(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

GIDEON ADLER & CO.

Certified Public Accountants

OBERON SECURITIES, LLC

CONTENTS

TEL: 201-791-6696
FAX: 201-791-1268
E-MAIL: AdlerCoCPA@hotmail.com

19-03 MAPLE AVENUE
FAIR LAWN, NJ 07410

GIDEON ADLER & CO.

Certified Public Accountants

NEW JERSEY NEW YORK

GIDEON ADLER CPA (NJ & NY)
ANNETTE PRIZZI CPA (NY & NJ)

INDEPENDENT AUDITOR'S REPORT

February 23, 2007

To the Member of
Oberon Securities, LLC

We have audited the accompanying statement of financial condition of Oberon Securities, LLC as of December 31, 2006 and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oberon Securities, LLC, as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. We did not audit the financial statements referred to in the first paragraph for the year ended December 31, 2005 and accordingly we do not express an opinion on them.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



GIDEON ADLER AND COMPANY
Certified Public Accountants

GA/te

OBERON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

Cash	$	50,029
Accounts Receivable		216,691
Broker Security Account		223,543
Prepaid Expenses		54,602
Furniture and Equipment, at cost, net of accumulated depreciation of $9,465		8,654
Other Receivable and Deposit		3,471
TOTAL ASSETS	$	556,990

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	14,533
Commitments		
Member's Equity		542,457
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	556,990

The Accompanying Notes are an Integral Part of these Financial Statements.

OBERON SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues		
Income from Fees	$	966,602
Realized Capital Gains or (Loss)		(18,058)
Unrealized Capital Gain		5,776
Interest Income		228
Dividend Income		2,661
		957,209
Expenses		
Commissions	$	225,044
Communications		32,931
Employee Compensations and Benefits		135,428
Occupancy and Equipment Costs		134,766
Professional Fees		78,512
Promotional Costs		54,041
Regulatory Fees and Expenses		11,103
Other Expenses		53,246
		725,071
Net Income	$	232,138

The Accompanying Notes are an Integral Part of these Financial Statements.

OBERON SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Member's Equity - December 31, 2005	$	455,319
Net Income		232,138
Distribution to Member		(145,000)
Member's Equity - December 31, 2006	$	542,457

The Accompanying Notes are an Integral Part of these Financial Statements.

OBERON SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2006

Balance at December 31, 2005	$	0
Increases		0
Decreases		0
Balance at December 31, 2006	$	0

The Accompanying Notes are an Integral Part of these Financial Statements.

OBERON SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	232,138
Adjustments to Reconcile Net Income with Net Cash Provided By Operating Activities:		
Depreciation		5,582
Change in Assets and Liabilities:		
Decrease in Accounts Receivable		163,971
Increase in Broker Security Account		(223,543)
Increase in Prepaid Expenses		(49,578)
Increase in Other Receivable and Deposit		(3,471)
Decrease in Accounts Payable and Accrued Expenses		(2,613)
Net Cash Provided by Operating Activities		122,486
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to Member		(145,000)
Net Cash (Used) by Financing Activities		(145,000)
NET DECREASE IN CASH		(22,514)
CASH - DECEMBER 31, 2005		72,543
CASH - DECEMBER 31, 2006	$	50,029
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION		
CASH PAID DURING THE YEAR FOR:		
Interest	$	37
Income Taxes	$	0

The Accompanying Notes are an Integral Part of these Financial Statements.

OBERON SECURITIES, LLC
Notes to Financial Statements
DECEMBER 31, 2006

NOTE 1 – **ORGANIZATION AND OPERATION**

Oberon Securities, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(i), which provides that a "Special Account for the Exclusive Benefit of Customers" is maintained. The Company was formed as a New York limited liability company.

NOTE 2 – **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The accompanying financial statements have been prepared on the accrual basis of accounting.

Furniture and equipment are recorded at cost. Depreciation is recorded using straight line and accelerated methods over periods ranging from 3 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is transferred to income.

Inasmuch as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The member is taxed individually on the Company's earnings.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

NOTE 3 – **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of approximately $51,514 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .28 to1. The Securities and Exchange Commission permits a ratio of no greater that 15 to 1.

NOTE 4– POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by maintaining all customer funds in a "Special Account".

NOTE 5– LEASE COMMITMENTS

The Company leases office space in New York City from an affiliated company under a month-to-month arrangement.

NOTE 6– ACCOUNTS RECEIVABLE

On January 13, 2006 the Company signed an agreement with its Client that to the extent that Oberon has not been delivered the agreed upon free trading common shares by January 1, 2007, in lieu of such shares, Client agrees to pay Oberon in cash. Since no cash was received as of the day of this report, the amount is included in the Accounts Receivable.

NOTE 7– BROKER SECURITY ACCOUNT

The Broker Security Account includes restricted shares of stock received from a client in lieu of cash. The value of the shares on the acceptance date was $243,000 and as of December 31, 2006 the value was $259,803. Based on management decision the shares were discounted 25% to $194,852 due to the restrictions.

NOTE 8– FURNITURE AND EQUIPMENT

	Cost	Accumulated Depreciation	Net
Furniture	$ 1,000	$ 256	$ 744
Equipment	17,119	9,209	7,910
	$ 18,119	$ 9,465	$ 8,654

Depreciation expense for the year ended December 31, 2006 was $5,583 and is included in occupancy and equipment cost.

NOTE 9– RELATED PARTY TRANSACTIONS

An affiliated company has agreed, pursuant to a Services Agreement, to make available to the Company certain facilities and provide for performance of certain services.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2006

OBERON SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2006

SCHEDULE I

COMPUTATION OF NET CAPITAL			$	542,457
Total Ownership Equity Qualified for Net Capital				
Add:				
Other Deductions or Allowable Credits				0
				542,457
Total Capital and Allowable Subordinated Liabilities				
Deductions and/or Charges				
Non-Allowable Assets:				
Securities not Readily Marketable	$	207,525		
Accounts Receivable from Non-Customers		216,691		
Prepaid Expenses		54,602		
Net Furniture and Equipment		8,654		
Other Receivable and Deposit		3,471		490,943
Net Capital before Haircuts on Securities Positions				51,514
Haircuts on Securities (Computed, Where Applicable, Pursuant to Rule 15c3-1(f)				0
Net Capital			$	51,514
AGGREGATE INDEBTEDNESS				
Items Included in Statement of Financial Condition				
Accounts Payable and Accrued Expenses			$	14,533
Total Aggregate Indebtedness			$	14,533

The Preceding Notes are an Integral Part of this Supplemental Information.

OBERON SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2006

SCHEDULE I (Continued)

RECONCILIATION WITH COMPANY'S COMPUTATION

The Following Serves to Reconcile the Difference in the Computation of Net Capital Under Rule 15c3-1 from the Company's Computation:

Net Capital, as Reported in the Company's Part II (Unaudited) FOCUS Report	$ 51,514
Net Capital Per Audited Report	$ 51,514

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6-2/3% of Total Aggregate Indebtedness)	$ 969
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Net Capital Requirement (Greater of Above Two Minimum Requirement Amounts)	$ 5,000
Net Capital in Excess of Required Minimum	$ 46,514
Excess Net Capital at 1000%	$ 50,061
Ratio: Aggregate Indebtedness to Net Capital	.28 to 1

The Preceding Notes are an Integral Part of this Supplemental Information.

OBERON SECURITIES, LLC

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2006

GIDEON ADLER & CO.

Certified Public Accountants

TEL: 201-791-6696
FAX: 201-791-1268
E-MAIL: AdlerCoCPA@hotmail.com

19-03 MAPLE AVENUE
FAIR LAWN, NJ 07410

GIDEON ADLER & CO.

Certified Public Accountants

NEW JERSEY NEW YORK

GIDEON ADLER CPA (NJ & NY)
ANNETTE PRIZZI CPA (NY & NJ)

INDEPENDENT AUDITOR'S REPORT
INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

February 23, 2007

To the Member of
Oberon Securities, LLC

In planning and performing our audit of the financial statements and supplemental information of Oberon Securities, LLC (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the-practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objective.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gideon Adler

GIDEON ADLER AND COMPANY
Certified Public Accountants

GA/te

END